_________________________________________________________________________________
_________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-37757

ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN
AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN
BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN
ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

Adient US LLC
49200 Halyard Drive
Plymouth, MI 48170

(Full title of the plans and the address of the plans, if different from that of the issuer named below)

Adient plc
3 Dublin Landings, North Wall Quay
Dublin 1, Ireland D01 H104

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

_________________________________________________________________________________
_________________________________________________________________________________

Adient US LLC Defined Contribution Plans
Financial Statements and Supplemental Schedules
Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants:

Adient US LLC Savings and Investment (401k) Plan
Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan
Bridgewater Interiors, LLC Savings and Investment (401k) Plan
Adient Production Employees Savings and Investment (401k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Adient US LLC Savings and Investment (401k) Plan; Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan; Bridgewater Interiors, LLC Savings and Investment (401k) Plan; and Adient Production Employees Savings and Investment (401k) Plan (collectively, the “Plans”) as of December 31, 2023 and 2022; the related statements of changes in net assets available for benefits for the year ended December 31, 2023; and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 2023 and 2022 and the changes in their net assets for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Plans’ management is responsible for these financial statements. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plans in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, audits of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2023 for Adient US LLC Savings and Investment (401k) Plan and the schedules of assets held at end of year as of December 31, 2023 for Adient US LLC Savings and Investment (401k) Plan; Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan; Bridgewater Interiors, LLC Savings and Investment (401k) Plan; and Adient Production Employees Savings and Investment (401k) Plan have been subjected to audit procedures performed in conjunction with the audits of the Plans’ financial statements. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plans' auditor since 2018.

Southfield, Michigan
June 26, 2024

Adient US LLC Defined Contribution Plans
Statements of Net Assets Available for Benefits
December 31, 2023

	ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN	AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN	BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN	ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN
Assets
Participant-directed investments
Plans' interest in Adient US LLC Defined Contribution Master Trust for Employee Savings Plans (Note 3)	$903,664,773	$27,321,968	$69,519,007	$23,956,561

Receivables
Employer contributions	5,401,736	2,979,493	5,542,085	1,663,620
Notes receivable from participants	16,085,667	1,502,659	4,065,698	1,658,654
Total receivables	21,487,403	4,482,152	9,607,783	3,322,274
Net assets available for benefits	$925,152,176	$31,804,120	$79,126,790	$27,278,835

See the notes to the financial statements.

Adient US LLC Defined Contribution Plans
Statements of Net Assets Available for Benefits
December 31, 2022

	ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN	AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN	BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN	ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN
Assets
Participant-directed investments
Plans' interest in Adient US LLC Defined Contribution Master Trust for Employee Savings Plans (Note 3)	$804,684,429	$22,377,982	$57,699,360	$20,545,905

Receivables
Employer contributions	—	2,577,984	4,978,012	1,868,765
Notes receivable from participants	15,655,793	1,454,757	3,386,626	1,369,569
Total receivables	15,655,793	4,032,741	8,364,638	3,238,334
Net assets available for benefits	$820,340,222	$26,410,723	$66,063,998	$23,784,239

See the notes to the financial statements.

Adient US LLC Defined Contribution Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

	ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN	AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN	BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN	ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

Additions
Plan's interest in Adient US LLC Defined Contribution Master Trust for Employee Savings Plans investment income (See Note 3)	$127,449,639	$3,716,388	$9,913,294	$3,335,630
Interest on notes receivable from participants	769,688	71,743	193,779	68,615
Contributions:
Participants	34,061,879	2,388,190	4,330,762	1,479,636
Participant rollovers	4,778,530	620,580	137,233	—
Employer	23,170,156	2,979,493	5,542,085	1,663,620
Total additions	190,229,892	9,776,394	20,117,153	6,547,501

Deductions
Distributions and withdrawals	$84,724,842	$4,316,167	$6,916,919	$2,827,909
Administrative expenses	846,084	66,830	137,442	72,008
Total deductions	85,570,926	4,382,997	7,054,361	2,899,917

Net increases before other changes	104,658,966	5,393,397	13,062,792	3,647,584
Transfers (to) from other plans, net	152,988	—	—	(152,988)
Net increases	104,811,954	5,393,397	13,062,792	3,494,596

Net assets available for benefits, beginning of year	820,340,222	26,410,723	66,063,998	23,784,239
Net assets available for benefits, end of year	$925,152,176	$31,804,120	$79,126,790	$27,278,835

See the notes to the financial statements.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Note 1 - Description of the Plans

The accompanying financial statements include employee savings plans of Adient US LLC (the “Company”) or its affiliates that participate in the Adient US LLC Defined Contribution Master Trust for Employee Savings Plans (the “Master Trust”).

The following description of the Adient US LLC Savings and Investment (401k) Plan, the Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan, the Bridgewater Interiors, LLC Savings and Investment (401k) Plan, and the Adient Production Employees Savings and Investment (401k) Plan (collectively the "Plans") provide only general information. The Plans include provisions for voting shares of Adient plc (“Adient”) stock. Participants should refer to the respective Plan Document for a more complete description of each of the Plans' provisions.

The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Adient US LLC is a wholly-owned subsidiary of Adient plc. The Plans are administered by the Adient Employee Benefit Policy Committee.

Adient US LLC Savings and Investment (401k) Plan (“ASIP”)

General - The ASIP is a defined contribution plan adopted effective July 1, 2016 for participation by eligible employees of the Company.

Contributions - Participants can generally defer an amount up to fifty percent (50%) of their gross annual compensation as contributions. The Company remitted certain employee contributions related to the 2023 plan year after the Department of Labor's required time frame. The Company remitted the 2023 plan year contributions and related lost earnings during 2024.

The ASIP provides participants a safe-harbor matching contribution, and the Company may also make discretionary matching contributions on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the ASIP plan document. Matching contributions are based on the participant's location or position as outlined in the ASIP plan document. A suspension of the safe-harbor matching contributions for non-bargained employees ended effective December 31, 2022. No discretionary matching contribution was provided for the years ended December 31, 2023 and 2022. A participant may also be eligible to receive a discretionary non-matching employer contribution (“NMEC”) from the Company. Eligibility for NMEC is dependent upon the participant's location and is generally based on a percentage of eligible compensation. Participants were provided a NMEC equal to 1.5% of eligible compensation for the year ended December 31, 2023. There was no NMEC for the year ended December 31, 2022. Effective January 1, 2024, NMEC was replaced with a Company fixed contribution equal to 2% of the participant's eligible compensation which will be paid each pay period.

Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan (“AVSIP”)

General - The AVSIP is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd. (“Avanzar”). The AVSIP is sponsored by Avanzar, a consolidated subsidiary of Adient plc.

Contributions - Participants can generally defer an amount up to twenty-five percent (25%) of their gross annual compensation as contributions.

Avanzar may make matching contributions to the AVSIP on behalf of the participants. Matching contributions are determined at the discretion of Avanzar. A participant may also be eligible to receive a retirement income contribution (“RIC”) from Avanzar. The RIC is computed as a percentage of eligible compensation based on the participant's age and years of service.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Bridgewater Interiors, LLC Savings and Investment (401k) Plan (“BSIP”)

General - The BSIP is a defined contribution plan adopted effective January 1, 1999 for participation by eligible employees of Bridgewater Interiors, LLC (“Bridgewater”). The BSIP is sponsored by Bridgewater, a consolidated subsidiary of Adient plc.

Contributions - Participants can generally defer an amount up to twenty-five percent (25%) of their gross annual compensation as contributions.

Participants are automatically eligible to receive an employer contribution to the BSIP equal to 3% of each participant’s eligible compensation. In addition, Bridgewater may make matching contributions to the BSIP at an amount between 0% and 100% of each participant’s eligible earnings up to 6% of compensation, as determined in Bridgewater’s discretion. During 2023, Bridgewater matching contributions were equal to 85% of a participant’s before-tax contributions up to 6% of compensation.

Adient Production Employees Savings and Investment (401k) Plan (“APSIP”)

General - The APSIP is a defined contribution plan adopted effective September 1, 1998 for participation by eligible Company production employees at designated facilities.

Contributions - Participants can generally defer an amount up to twenty-five percent (25%) of their gross annual compensation as contributions.

The Company may make matching contributions to the APSIP on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the APSIP plan document. Matching contributions are based on the participant's location as outlined in the APSIP plan document. A participant may also be eligible to receive a RIC from the Company. The RIC is computed based on the participant's location and is generally based on a percentage of eligible compensation.

Participant Accounts - Participant recordkeeping is performed by Fidelity Workplace Services. Participant and employer contributions are deposited in the investment funds of the participant's choice. Each participant's account is increased with investment earnings and reduced by distributions, loans, expenses and investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Vesting - Participants are immediately vested in their own contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements specified within their benefit schedule and respective plan document, generally over a two to five-year period. A participant becomes fully vested on termination of service due to death, total and permanent disability or retirement. To become fully vested upon retirement, the participant must have attained 65 years of age or 55 years of age with ten years of service.

Forfeiture - If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the respective Plan sponsor or its affiliates within 72 consecutive months of that date or receives a distribution of the vested portion, the participant's interest in the non-vested portion of the employer contributions is forfeited. Forfeited amounts in each respective plan are generally used to reduce future employer contributions to the respective plan.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. Activity for any participants who have elected to receive dividends on Adient ordinary shares paid in the form of cash instead of purchasing additional shares is reported as distributions in the statements of changes in net assets available for benefits. There were no such cash dividends paid during 2023. In-service withdrawals of vested Company matching contributions and participant contributions are permissible for participants who are at least 59-1/2 years of age. They are also allowed for hardships, as per the requirements in each respective plan document. Rollovers are always available for in-service withdrawals. In-service distributions are allowed upon total and permanent disability. Under the ASIP, in-service withdrawals can be made at any time from after-tax contributions.

Notes Receivable from Participants (Loans) - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the respective Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off. The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. Participant notes receivable are written off when deemed uncollectible.

Administrative Expenses - Certain administrative expenses are paid by the Plans, as allowed by Plan provisions, with all remaining expenses paid by the respective plan sponsor.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements of the Plans are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Master Trust - Contributions are invested in accordance with the participant's election in one or more investments, which are held in the Master Trust (See Note 3).

Investment Valuation - All investments of the Master Trust, except the Fixed Income Fund, are stated at fair value. The Fixed Income Fund is a synthetic guaranteed investment contract (“synthetic GIC”) which is stated at contract value. The synthetic GIC is fully benefit responsive. Contract value, as reported to the Plans by Fidelity Fund and Investment Operations, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Each of the Plans' allocated portion of the investments is equal to the beginning of the year value of the Plans' interest in the Master Trust, adjusted by the Plans' pro-rata share of the Master Trust expenses, plus actual contributions and investment income, less actual distributions, administrative expenses and investment losses. Investment income and losses are based on each participant's elected investment options, and administrative expenses are allocated to the individual plans based upon their pro-rata share in the investments of the Master Trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. See Note 4 for further discussion of fair value measurements.

Transfer of Assets - The Plans permit the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Investment Contracts - The Fixed Income Fund is a synthetic GIC which consists of wrap contracts paired with underlying investments owned by the Master Trust, including a common/collective trust fund that invests in short to intermediate-term fixed-income securities and a short-term investment fund. The Master Trust purchases wrapper contracts from insurance companies and financial institutions.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

A synthetic GIC credits a stated interest rate. Investment gains and losses are amortized over the expected duration of the covered investments through the calculation of the interest rate on a prospective basis. The synthetic GIC provides for a variable crediting rate, which resets on a monthly basis and is calculated by Fidelity Fund and Investment Operations. The monthly crediting rate does not include the short-term investments (e.g., short-term interest fund) used for benefit-responsive events. The issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The actual interest rate of the fund is impacted by the current yield of the short-term investments.

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the insurance companies and the financial institution issuers. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsors or other plan sponsors' events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fixed Income Fund or the Plans; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fixed Income Fund.

The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The wrap contracts generally impose conditions on both the Master Trust and the issuers. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a wrap contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Benefit Payments - Benefits are recorded when paid.

Risks and Uncertainties - The Plans' investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Note 3 - Master Trust

Employee benefit plans participating in the Master Trust as of December 31, 2023 and 2022 include the following defined contribution plans:

❑	Adient US LLC Savings and Investment (401k) Plan

❑	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan

❑	Bridgewater Interiors, LLC Savings and Investment (401k) Plan

❑	Adient Production Employees Savings and Investment (401k) Plan

All transfers to, withdrawals from or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

A summary of the net assets of the Master Trust and dollar amounts of each plan's interest in the Master Trust as of December 31, 2023 is as follows:

	Master Trust Balances	Adient US LLC Savings and Investment (401k) Plan	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan	Bridgewater Interiors, LLC Savings and Investment (401k) Plan	Adient Production Employees Savings and Investment (401k) Plan
Investments - Fair Value:
Mutual Funds	$186,151,935	$176,298,861	$2,563,122	$6,100,671	$1,189,281
Employer Stock Fund:
Adient Ordinary Shares	37,383,390	33,058,000	1,525,028	2,499,497	300,865
Interest Bearing Cash	1,344,607	1,182,679	37,674	92,877	31,377
Other Common Stock	31,095,459	28,775,015	174,763	1,714,884	430,797
	255,975,391	239,314,555	4,300,587	10,407,929	1,952,320

Common/Collective Trust Funds	688,770,347	591,657,510	22,166,944	54,847,644	20,098,249
Total Investments at Fair Value	944,745,738	830,972,065	26,467,531	65,255,573	22,050,569

Investments - Contract Value:
Fixed Income Fund	79,716,571	72,692,708	854,437	4,263,434	1,905,992
Total Investments at Contract Value	79,716,571	72,692,708	854,437	4,263,434	1,905,992

Total Master Trust Net Assets	$1,024,462,309	$903,664,773	$27,321,968	$69,519,007	$23,956,561

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

A summary of the net assets of the Master Trust and dollar amounts of each plan's interest in the Master Trust as of December 31, 2022 is as follows:

	Master Trust Balances	Adient US LLC Savings and Investment (401k) Plan	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan	Bridgewater Interiors, LLC Savings and Investment (401k) Plan	Adient Production Employees Savings and Investment (401k) Plan
Investments - Fair Value:
Mutual Funds	$159,278,654	$150,956,680	$2,290,025	$5,073,081	$958,868
Employer Stock Fund:
Adient Ordinary Shares	38,457,704	33,428,522	1,605,848	3,097,741	325,593
Interest Bearing Cash	1,412,128	1,248,514	36,916	94,237	32,461
Other Common Stock	25,566,237	23,702,131	139,738	1,374,827	349,541
	224,714,723	209,335,847	4,072,527	9,639,886	1,666,463

Common/Collective Trust Funds	589,221,072	510,294,159	17,205,500	44,677,530	17,043,883
Total Investments at Fair Value	813,935,795	719,630,006	21,278,027	54,317,416	18,710,346

Investments - Contract Value:
Fixed Income Fund	91,371,881	85,054,423	1,099,955	3,381,944	1,835,559
Total Investments at Contract Value	91,371,881	85,054,423	1,099,955	3,381,944	1,835,559

Total Master Trust Net Assets	$905,307,676	$804,684,429	$22,377,982	$57,699,360	$20,545,905

During the year ended December 31, 2023, the Master Trust investment income was comprised of the following:

Net realized and unrealized gains	$133,709,261
Dividend, interest and other income	10,705,606
Net investment income	$144,414,867

During 2023, there was approximately $3 million of purchases and $6 million of sales related to Adient plc ordinary shares of common stock in the Master Trust, which are considered to be related party transactions.

Note 4 - Fair Value Measurements

Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Master Trust's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Following is a description of the valuation methodologies used to value the underlying investments in the Master Trust:

Mutual Funds and Common Stock - The fair value for Mutual Funds and Common Stock are determined by direct quoted market prices.

Employer Stock Fund - The Adient Stock Fund is comprised of Adient plc ordinary shares, except for a small portion of the fund that is invested in interest bearing cash to provide liquidity for daily activities. Adient plc ordinary shares are valued based on direct quoted market prices and interest bearing cash is based on outstanding balances.

Interest Bearing Cash - These investments are valued at fair value based on their outstanding balances.

Common/Collective Trust Funds - Common/Collective Trust Funds are valued at the net asset value (“NAV”) provided by the administrator of the fund using the practical expedient approach and therefore are not assigned to a level in the hierarchy table. The NAV is based on the fair value of the underlying assets owned by the fund. The Common/Collective Trust Funds are not subject to restrictions regarding redemptions and there are no unfunded commitments to the funds.

Master Trust Assets measured at fair value on a recurring basis as of December 31, 2023 are as follows:

	Assets Measured at Fair Value at December 31, 2023
	Total	Level 1	Level 2
Investments at Fair Value:
Mutual Funds	$186,151,935	$186,151,935	$—
Adient Ordinary Shares	37,383,390	37,383,390	—
Other Common Stock	31,095,459	31,095,459	—
Interest Bearing Cash	1,344,607	—	1,344,607
Total investments at fair value	$255,975,391	$254,630,784	$1,344,607

Investments Measured at NAV:
Common/Collective Trust Funds	688,770,347
Total Investments at NAV	688,770,347

Total Master Trust Investments at Fair Value	$944,745,738

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Master Trust Assets measured at fair value on a recurring basis as of December 31, 2022 are as follows:

	Assets Measured at Fair Value at December 31, 2022
	Total	Level 1	Level 2
Investments at Fair Value:
Mutual Funds	$159,278,654	$159,278,654	$—
Adient Ordinary Shares	38,457,704	38,457,704	—
Other Common Stock	25,566,237	25,566,237	—
Interest Bearing Cash	1,412,128	—	1,412,128
Total investments at fair value	$224,714,723	$223,302,595	$1,412,128

Investments Measured at NAV:
Common/Collective Trust Funds	589,221,072
Total Investments at NAV	589,221,072

Total Master Trust Investments at Fair Value	$813,935,795

Note 5 - Tax Status

Adient US LLC Savings and Investment (401k) Plan

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 5, 2014, that the ASIP is designed in accordance with applicable sections of the Internal Revenue code (“IRC”). The ASIP has been restated since receiving the determination letter. However, the Plan administrator believes the ASIPP is currently designed and being operated in compliance with the applicable requirement of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for the years prior to 2020.

Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated August 7, 2014, that the AVSIP is designed in accordance with applicable sections of the IRC. The AVSIP has been amended since receiving the determination letter. However, the Plan administrator believes that the AVSIP is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2020.

Bridgewater Interiors, LLC Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated August 1, 2017, that the BSIP is designed in accordance with applicable sections of the IRC. The BSIP has been amended since receiving the determination letter. However, the Plan administrator believes that the BSIP is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2020.

Adient Production Employees Savings and Investment (401k) Plan

The IRS has determined and informed the Company by a letter dated February 9, 2012, that the APSIP is designed in accordance with applicable sections of the IRC. The APSIP has been amended since receiving the determination letter. However, the Plan administrator believes that the APSIP is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2020.

Adient US LLC Defined Contribution Plans
Notes to the Financial Statements
December 31, 2023

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under each Plan to discontinue its contributions at any time and to terminate each Plan subject to the provisions of ERISA. In the event any of the Plans terminate, affected participants of the terminated Plan will become 100% vested in their accounts.

Note 7 - Party-in-Interest Transactions

Transactions involving the Adient Stock Fund, notes receivable from participants and the investment funds administered by Fidelity Management Trust Company, or its affiliates, trustee of the Plans, are considered party-in-interest transactions.

Note 8 - Reconciliation to Form 5500

The net assets available for benefits and the net increase (decrease) in net assets available for benefits on the financial statements differ from Form 5500 due to the synthetic GIC held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. A reconciliation of the net assets available for benefits on the financial statements to Form 5500 at December 31, 2023 and 2022, and a reconciliation of the net increase (decrease) in net assets available for benefits on the financial statements to Form 5500 for the year ended December 31, 2023 is presented below:

	Adient US LLC Savings and Investment (401k) Plan	Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan	Bridgewater Interiors, LLC Savings and Investment (401k) Plan	Adient Production Employees Savings and Investment (401k) Plan
Net assets available for benefits at December 31, 2023:
Per financial statements	$925,152,176	$31,804,120	$79,126,790	$27,278,835
Less: Synthetic GIC valuation difference	(3,529,481)	(41,486)	(207,004)	(92,542)
Per Form 5500	$921,622,695	$31,762,634	$78,919,786	$27,186,293

Net assets available for benefits at December 31, 2022:
Per financial statements	$820,340,222	$26,410,723	$66,063,998	$23,784,239
Less: Synthetic GIC valuation difference	(5,618,490)	(72,660)	(223,403)	(121,253)
Per Form 5500	$814,721,732	$26,338,063	$65,840,595	$23,662,986

Net increase (decrease) in net assets available for benefits for the year ended December 31, 2023:
Per financial statements	$104,811,954	$5,393,397	$13,062,792	$3,494,596
Add: Synthetic GIC valuation difference	2,089,009	31,174	16,399	28,711
Per Form 5500	$106,900,963	$5,424,571	$13,079,191	$3,523,307

Adient US LLC Defined Contribution Plans
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2023
Adient US LLC Savings and Investment (401k) Plan Plan #001, EIN: 38-3380735	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP
Check here if late Participant Loan Repayments are included: ☐	$105	$—	$—	$—

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Adient US LLC Savings and Investment (401k) Plan
Plan #001, EIN: 38-3380735

	* Participant loans	Participant notes receivable bearing interest rates of 3.25% - 8.50% maturing through 2029.	N/A	$16,085,667
*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Avanzar Interior Technologies, Ltd. Savings and Investment Plan (401k) Plan
Plan #001, EIN: 20-1818668

	* Participant loans	Participant notes receivable bearing interest at rates of 3.25% - 8.50% maturing through 2028.	N/A	$1,502,659
*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Bridgewater Interiors, LLC Savings and Investment (401k) Plan
Plan #002, EIN: 38-3406010

	* Participant loans	Participant notes receivable bearing interest rates of 3.25% - 8.50% maturing through 2028.	N/A	$4,065,698

*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
	(a) (b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Adient Production Employees Savings and Investment (401k) Plan
Plan #003, EIN: 38-3380735

	* Participant loans	Participant notes receivable bearing interest rates of 3.25% - 8.50% maturing through 2028.	N/A	$1,658,654

*	Represents a party-in-interest

Adient US LLC Defined Contribution Plans
Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC (Adient US LLC Savings and Investment (401k) Plan)

23.2	Consent of Plante & Moran, PLLC (Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan)

23.3	Consent of Plante & Moran, PLLC (Bridgewater Interiors, LLC Savings and Investment (401k) Plan)

23.4	Consent of Plante & Moran, PLLC (Adient Production Employees Savings and Investment (401k) Plan)

Adient US LLC Defined Contribution Plans
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADIENT US LLC SAVINGS AND INVESTMENT (401k) PLAN

June 26, 2024	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN

June 26, 2024	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc

BRIDGEWATER INTERIORS, LLC SAVINGS AND INVESTMENT (401k) PLAN

June 26, 2024	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc

ADIENT PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401k) PLAN

June 26, 2024	By: /s/ Christine Patten
Christine Patten
Vice President Global Compensation and Benefits
Adient plc